

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-mail
Tamara Semenova
Chief Executive Officer
Code Navy
Michurina 2
Borispil City, Ukraine

> **Re:** **Code Navy**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 17, 2015**
> **File No. 333-200911**

Dear Ms. Semenova:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 4, 2015.

General

1.   Please be advised that the Form 8-A you filed on February 23, 2015 will not be effective until your registration statement on Form S-1 is declared effective. Until this time, any periodic reports, such as the Form 8-K you filed on February 23, 2015, will not be filed pursuant to the reporting obligations under Section 12 or Section 15(d) of the Exchange Act. As such, the cover page of filings made prior to the effective date of your Form 8-A should include prominent disclosure informing investors that the filings are submitted on a voluntary basis and may not conform to the requirements of the form.

Trading Price of the Common Stock, page 6

2.   Please revise to provide the information required by Item 201 of Regulation S-K. Specifically, please revise to disclose that the company's securities are quoted on the pink sheets operated by Pink OTC Markets, Inc. and disclose the date on which they were first quoted. Refer to Item 201 of Regulation S-K. Ensure that all prices and share amounts prior to the stock split have been retroactively restated to give effect to the stock split.

Business

Background, page 12

3.   We have considered your response to prior comment 4. Please identify the specific provision under Oklahoma law that states the surviving entity in a merger transaction does not retain the liabilities of the predecessor entity. The provision identified in your letter, Delaware General Corporation Law Section 251(g), only permits a holding company recapitalization without a shareholder vote if certain specified conditions are met and does not address the impact of such a transaction involving an Oklahoma corporation on liabilities of a party to the transaction.

4.   We note your response to prior comment 5. Please describe the transaction by which Code Navy, Inc. disposed of Culture Medium Special Merger Corporation to include the parties involved and consideration received. Please also provide a legal analysis regarding whether the transaction could be subject to applicable fraudulent conveyance statutes. In your response, tell us whether there is a material risk the creditors of Code Navy, Inc. may have claims under the fraudulent conveyance statutes.

Business Progress, page 13

5.   We have reviewed your response to prior comment 9. Please make corresponding revisions in the registration statement.

The Reorganization, page 17

6.   We note your response to prior comment 6 and reissue the comment as the filing still states that Code Navy (NV) terminated operations sometime in late 2014 or 2012.

7.   We are considering your response to prior comment 8. Please revise to disclose the mechanics of the recapitalization. Specifically, please disclose the constituent corporate or shareholder groups at each stage of the recapitalization and the securities issued or acquired by those parties for each transaction.

Financial Statements, page 21

8.   We note the revisions made to your financial statements in response to our prior comment 10. Please revise your Statement of Changes in Stockholders' Equity (Deficit) to include the correct amount in the accumulated deficit balance as of June 30, 2014 of $(21,705).

You may contact Megan Akst, Staff Accountant, at (202) 551- 3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Jehu Hand, Esq.
        Hand & Hand, P.C.